UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) Form 10-K [X]  Form 20-F [ ]  Form 11-K  [ ]
            Form 10-Q [ ]  Form N-SAR [ ]

         For Period Ended:          June 24, 2000
                           ----------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I   - REGISTRANT INFORMATION
Full Name of Registrant:  Pallet Management Systems, Inc.
                          -------------------------------


Former Name if Applicable:  N/A

         One South Ocean Boulevard, Suite 305
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Boca Raton, Florida  33432
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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) ["23,047], the following should be completed. (Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (" 72,435), effective April 12, 1989, 54 F.R. 10306.]

       [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (" 72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra
Sheets if Needed)

         Pallet Management Systems, Inc., a Florida corporation (the "Registrant"), has not, without unreasonable effort or expense, been able to complete its Form 10-KSB for the fiscal year ended June 24, 2000, by the close of business on September 22, 2000, because of the recent change in its auditors.

PART IV  -- OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

         Zachary M. Richardson               561                   338-7763
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           (Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

        [X]  Yes           [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Attached Extra Sheet No. 1

                         Pallet Management Systems, Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    September 25, 2000               By: /s/  Zachary M. Richardson
         ------------------                  -----------------------------
                                             Zachary M. Richardson, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (" 232.201 or " 232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (" 232.13(b) of this chapter). [Added in Release No. 34-31905 (" 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (" 85,475), effective January 30, 1995, 59
F.R. 67752].

                           Attached Extra Sheet No. 1
                           --------------------------

Explanation for Item 3, Part IV - The Registrant currently expects to report an estimated net loss of approximately $2,250,000 for the fiscal year ended June 24, 2000, as compared to net income of $537,529 for the fiscal year ended June 26, 1999, even though net sales increased 61% to $62.4 million from $38.7 million. The estimated loss is primarily the result of a higher cost of sales for fiscal year 2000 (95% of net sales) than for fiscal year 1999 (90% of net sales) and charges of approximately $725,000 incurred in connection with a reorganization of management.

                                                  September 25, 2000




Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

                                          Re:  Pallet Management Systems, Inc.

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item(c) of Part II of Form 12b-25.

We are the independent auditors of Pallet Management Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended June 24, 2000 because of the recent change in its auditors.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended June 24, 2000, and agree with the statements made therein as they relate to accounting and auditing matters.



                                        Very truly yours,




                                        KAUFMAN, ROSSIN & CO.